Skreem Entertainment Corporation
                             11637 Orpington Street
                             Orlando, Florida 32817


July 8, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


To Whom It May Concern:

This letter is in response to the letter sent to us dated May 31, 2005 with comments on the Form SB-2 filed on May 4, 2005.

We will file today, through the EDGAR system, a second amendment to the Form SB-2 originally filed on May 4, 2005 to address comments raised in your letter dated May 31, 2005.

General

1. We have amended the registration statement to contain an analysis of compliance with Rule 3a4-1. This is located under the heading "Plan of Distribution" on page 11.

2. The financial information throughout the registration statement has been updated to include the audited financial information for the year ended March 31, 2005.

Amount of registration fee table

3. The registration fee table has been amended. The correct registration amount is $253.40. The document has been amended throughout to reflect this change.

Cover Page

4. The table of contents section has been relocated to appear after the cover page.

Our Company

5. This section has been revised to disclose the Company's revenues and losses for the most recent audited period.

6. This section has been revised to disclose that the Company promotes Jeffery Martin's son and has advanced to him $376,756.

7. This section has been revised to disclose the Company's burn rate and the time frame in which the Company will exhaust all of it's funds.

Risk Factors

8. The risk factors have been revised to disclose the risks of not having an escrow account for the placement of funds. This is located under the heading "RISKS RELATED TO THIS OFFERING" on page 8.

9. The risk factors have been revised to disclose the risks of having as an artist the son of the control shareholder. This disclosure is located under the heading "RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS" on page 6.

10. The risk factors have been revised to disclose the Company's dependence on few customers. This disclosure is located under the heading "RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS" on page 7.

Need for additional financing

11. The risk factors have been revised to disclose the going concern opinion. This disclosure is located under the heading "RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS" on page 6.

12. The risk factors have been revised to disclose dependence on Jeff Martin and affiliates with the affiliates mentioned by name. This disclosure is located under the heading "RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS" on page 6.

We may be unable to meet our capital requirements

13. The risk factor has been modified to disclose that we anticipate our cash needs should approximate the year ended March 31, 2005 and we will need revenue and capital sufficient to meet these expenditures.

Revenue from licensing and promoting recording acts and talent often depends on factors beyond our control

14. This risk factor has been modified to disclose that our competitors are constantly trying to compete with us by using acts and music similar to ours.

The sale of a substantial number of shares of our common stokc after this offering may affect our stock price

15. This risk factor has been modified to disclose the number of shares, which may be sold, is 23,107,856.

Selling Security Holders

16. The disclosure is modified to disclose that neither Mr. Martin, nor Martin Consultants, Inc. are registered broker-dealers.

17.  The table has been modified accordingly.

18. The disclosure has been modified to disclose that the selling shareholders are deemed underwriters.

Directors, Executive Officers, Promoters and Control Persons

19. The disclosure of the Director's and Officer's experience for the previous five years is now included.

Description of Business

20. The description of business section has been completely revised to comply with Reg. S-B and the comment.

21. This section has been revised, the section titled "Licensing" now discloses that 95% of the Company's revenue came from the Cheyenne Records licensing agreement and the notes to the financial statements further describe the terms of the licensing agreements.

22. This section has been revised; the section titled "Exclusive Artist Recording Agreements" discloses the material terms of the arrangements to advance money to artists.

23.  The  disclosure  has been revised to disclose that for the year ended March
     31, 2005 over 90% of the Company's revenue came from one licensing agreement.

Management's Discussion and Analysis of Plan of Operations

24.  The  document  has been  revised  to  disclose  that the  Company  does not
     distribute   recordings  but  licenses  them  to  other  organizations  for distribution in exchange for a portion of the revenues.

Liquidity and Capital Resources

25. This section has been revised and the requirements have been more thoroughly described.

26.  This section has been revised accordingly.

Certain Relationships and related Transactions

27.  This section has been revised to disclose specific names.

28.  This section has been revised accordingly.

Signatures

29.  The document has been amended accordingly.

Recent Sales of Unregistered Securities

30.  The document has been amended to provide a factual basis as requested.

                                                  Sincerely,

                                                  _____________________________
                                                  Charles Camorata
                                                  Chief Executive Officer